

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2014

<u>Via Email</u>
Haruyuki Nagata
General Manager, Financial Accounting Dept.
Sumitomo Mitsui Financial Group, Inc.
1-2, Marunouchi 1-chome
Chiyoda-ku
Tokyo 100-0005, Japan

> **Re:**   **Sumitomo Mitsui Financial Group, Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2013**
> **Filed July 23, 2013**
> **File No. 001-34919**

Dear Mr. Nagata:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief